FOR IMMEDIATE RELEASE
                                                                   March 7, 2006
                                                           ADVANTEST CORPORATION
                                (Toshio Maruyama, Representative Board Director,
                                                              President and CEO)
                                    (Stock Code Number: 6857, TSE first section)
                                                      (Ticker Symbol: ATE, NYSE)

CONTACT:
Hiroshi Nakamura
(Manager, Accounting Department)
Phone: +81-(0)3-3214-7500

       Revision of Dividend Forecast for the Fiscal Year Ending March 2006

Tokyo - March 7, 2006 - Advantest Corporation (the "Company") resolved at a meeting of its Board of Directors today to revise its year-end per share dividend forecast for the fiscal year ending March 31, 2006.

1. Reason for the dividends forecast revision

     As announced in the Third Quarter Financial Results released on January 26, 2006, for the fiscal year ending March 31, 2006, the Company is exceeding the previous forecast. Therefore, in response to the consistent support we have received from our shareholders, the Company revised upward its dividend forecast to reflect such favorable business outlook.

     The Company will increase the year-end dividend from 25 Yen of the previous forecast by 20 Yen to 45 Yen. Since the Company has paid, on December 1, 2005, an interim dividend of 25 Yen, the total dividend for the current fiscal year is expected to be 70 Yen instead of 50 Yen (the annual dividend amount as previously forecasted).

     The Company will propose this upward revision at its Ordinary General Meeting of Shareholders scheduled to take place in June 2006.

2. Details of the revision

With respect to the fiscal year ending March 31, 2006:                     (Yen)

--------------------------------------------------------------------------------
                                           Interim     Year-end     Total Annual
--------------------------------------------------------------------------------
          Previous forecast
       (as of October 26, 2005)               25          25             50
--------------------------------------------------------------------------------

       Current revised forecast               25          45             70
--------------------------------------------------------------------------------
(Reference) for the fiscal year ended
          March 31, 2005                      25          25             50
--------------------------------------------------------------------------------

* Cautionary Statement with Respect to Forward-Looking Statements

       This release contains "forward-looking statements" that are based on Advantest's current expectations, estimates and projections. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause Advantest's actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These factors include: (i) changes in demand for the products and services produced and offered by Advantest's customers, including semiconductors, communications services and electronic goods; (ii) circumstances relating to Advantest's investment in technology, including its ability to timely develop products that meet the changing needs of semiconductor manufacturers and communications network equipment and components makers and service providers; (iii) significant changes in the competitive environment in the major markets where Advantest purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (iv) changes in economic conditions, currency exchange rates or political stability in the major markets where Advantest procures materials, components and supplies for the production of its principal products or where its products are produced, distributed or sold. A discussion of these and other factors which may affect Advantest's actual results, levels of activity, performance or achievements is contained in the "Operating and Financial Review and Prospects", "Key Information - Risk Factors" and "Information on the Company" sections and elsewhere in Advantest's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.